

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Andrew Freedman
Olshan From Wolosky LLP
1325 Avenue of the Americas
New York, NY
10019

   Re: Turtle Beach Corp
    Soliciting Materials filed pursuant to Rule 14a-12
    Filed by The Donerail Group LP, The Donerail Master Fund LP, William
    Wyatt, Harbert Donerail Fund GP LLC, Donerail Group GP LLC,
    Harbert Fund Advisors, Inc., Harbert Management Corporation, SCW
    Capital, LP, SCW Capital QP, LP, SCW Capital Management, LP,
    Trinity Investment Group, LLC, Robert Cathey, Terry Jimenez, Kimberly
    Kreuzberger, Katherine L. Scherping, Brian Stech, and Michelle D. Wilson
    File No. 001-35465

Dear Mr. Freedman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12

Soliciting Materials, page 1

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statement referring to the "the Board's willful ignorance of its fiduciary obligations..." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

- your skepticism about "management's ability to change the Company's downward trajectory."
- your disclosure about "interactions with other shareholders, who also seem to have lost all confidence in the Company's leadership."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions